UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) today informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that, in relation to CEMEX’s 3.720% Subordinated Optional Convertible Notes that were due on March 15, 2020 issued on (i) March 13, 2015 (the “March 2015 Convertibles”) and (ii) May 28, 2015 (the “May 2015 Convertibles”, collectively with the March 2015 Convertibles, the “2015 Subordinated Optional Convertible Notes”), the 2015 Subordinated Optional Convertible Notes matured without conversion, except for U.S.$2,000 of principal amount of the May 2015 Convertibles which, as of March 15, 2020, converted into 185 CEMEX American Depositary Receipts. As a result, on March 13, 2020, CEMEX paid to the trustee of the 2015 Subordinated Optional Convertibles Notes the amount of U.S.$521.1 million as full settlement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 17, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller